U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On February 8, 2021, the Registrant issued a press release announcing that two of its subsidiaries entered into the fourth supplemental agreement to the investment agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and FGS’ founding shareholders on February 4, 2021 to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Registrant owns 51% equity interest of FGS.

A copy of the fourth supplemental agreement and the press release are attached hereto as Exhibits 10.1 and 99.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the fourth supplemental agreement and the press release are subject to, and qualified in their entirety by, such documents.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: February 8, 2021

Exhibits.

Exhibit No.	Description
10.1	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021
99.1	Press Release dated February 8, 2021